Sent: Thursday, April 10, 2008 12:54 PM
Subject: CGCMT 2008-C7 DEAL *UPDATED STRUCTURE* PUBLIC CLASSES

CGCMT 2008-C7     $1.62bn
Commercial Mortgage Pass-Through Certificates, Series 2008-C7

Book Runners:     Citigroup Global Markets Inc. and Goldman Sachs & Co.
Co-Lead Managers: Citigroup Global Markets Inc. and Goldman Sachs & Co.
Co-Managers:      Merrill Lynch & Co. and Morgan Stanley & Co., Inc.

Rating Agencies:  S&P / Moody's

Loan Sellers:     Citigroup Global Markets Realty Corp. (58.2%)
                  Goldman Sachs Mortgage Company (41.8%)

** UPDATED STRUCTURE **

       Ratings      Class   WAL    Principal    Sub
Class  S&P/Moody's  Size    (yrs)  Window       Levels
A-1    AAA/Aaa      18.100  2.29   05/08-01/12  30.000%
A-2A   AAA/Aaa     103.584  4.16   01/12-10/12  30.000%
A-2B   AAA/Aaa     225.000  5.21   07/13-07/13  30.000%
A-3    AAA/Aaa      77.953  6.26   06/14-11/14  30.000%
A-SB   AAA/Aaa      74.332  7.12   10/12-04/17  30.000%
A-4    AAA/Aaa     623.468  9.24   04/17-09/17  30.000%
A-1A   AAA/Aaa     172.498  8.86   05/08-10/17  30.000%
A-M    AAA/Aaa     160.348  9.38   09/17-10/17  20.000%
A-MA   AAA/Aaa      24.643  9.46   10/17-10/17  20.000%
A-J    AAA/Aaa     124.271  9.50   10/17-12/17  12.250%
A-JA   AAA/Aaa      19.097  9.50   10/17-11/17  12.250%

Please see attached "UPDATED STRUCTURE.PDF" for details.

Expected Settle:  April 25, 2008

Collateral:       97 Loans / 162 Properties
DSCR/LTV:         1.37x / 66.7%

Property Type:    Office 34.9%, Retail 28.3%, Hotel 15.2%,
                  Multifamily 11.7%, Industrial 4.2%, Other 5.7%

Geographic:       NY 18.4%, AZ 12.4%, LA 6.3%, MI 6.0%, AL 5.8%

Top 10 Loans:     47.5% of the pool, DSCR 1.42x, LTV: 63.7%

Top 3 Trust Assets            Balance       DSCR   LTV     %UPB
One Liberty Plaza            $250,000,000  1.42x  56.7%   13.5%
Scottsdale Fashion Square    $225,000,000  1.48x  60.8%   12.2%
CGM RRI Hotel Portfolio       $68,428,702  1.33x  72.2%    3.7%

Expected Deal Timing:
[Apr 7]:            Red Available
[Apr 7-8]:          Presales Available
[Apr 7-8]:          Price Guidance
[ ]:                Launch & Price

*Call the desk to schedule roadshow meetings or conference calls*

This offering is available on the IDeal system.

********************************************************************************
IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF MORTGAGE-BACKED
SECURITIES The mortgage-backed securities referred to in these materials are being offered when, as and if issued. In particular, you are advised that the mortgage-backed securities, and the mortgage pool backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may vary from the description in these materials, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor the underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No.
333-141648) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, Goldman, Sachs & Co. will arrange to send the prospectus to you if you request it by calling toll-free 1-866-471-2526. Alternatively, the depositor, Citigroup Global Markets Inc. and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407 or by emailing
Citigroup-DCM-Prospectus@citigroup.com.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS ANY
LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AT THE BOTTOM OF THE
E-MAIL COMMUNICATION TO WHICH THIS FREE WRITING PROSPECTUS IS ATTACHED RELATING
TO (1) THESE MATERIALS NOT CONSTITUTING AN OFFER (OR A SOLICITATION OF AN
OFFER), (2) NO REPRESENTATION THAT THESE MATERIALS ARE ACCURATE OR COMPLETE AND
MAY NOT BE UPDATED, (3) THESE MATERIALS POSSIBLY BEING CONFIDENTIAL, OR (4)
DISCLAIMERS OF LIABILITY OR RESPONSIBILITY, ARE NOT APPLICABLE TO THESE
MATERIALS AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES
HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THESE MATERIALS HAVING BEEN
SENT VIA BLOOMBERG OR ANOTHER SYSTEM.

This material is for your information. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected in this material. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned in this material or derivatives of those securities (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding the securities and assets referred to in this material.
Citigroup Global Markets Inc. and Goldman, Sachs & Co. do not provide accounting, tax or legal advice. In addition, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Citigroup Global Markets Inc. or Goldman, Sachs & Co.
imposing any limitation of any kind.

--------------------------------------------------------------------------------

For information purposes only. This is not a confirmation. Trade details are subject to terms and conditions contained in our official confirmation. We may make markets, buy/sell as principal or have a position in financial products herein. An employee may be a director of, and we may perform or solicit investment banking or other services from any company herein. We do not guarantee that this information is accurate, complete or that any returns indicated will be achieved.

Price/availability is subject to change. This is not an offer to sell or a solicitation of any offer to buy any financial product. Changes to assumptions may have material impact on returns. For info, please contact your rep.

--------------------------------------------------------------------------------

                            CERTIFICATES OVERVIEW(9)

                    EXPECTED INITIAL
                        AGGREGATE
                        PRINCIPAL        APPROX. %                                       APPROX.
                       BALANCE OR        OF INITIAL    APPROX. % OF    PASS-THROUGH     WEIGHTED
       ANTICIPATED      NOTIONAL       MORTGAGE POOL  INITIAL CREDIT       RATE       AVERAGE LIFE  PRINCIPAL PAYMENT
CLASS   RATINGS(1)       AMOUNT           BALANCE        SUPPORT        DESCRIPTION    (YEARS)(4)       WINDOW(4)
---------------------------------------------------------------------------------------------------------------------

OFFERED CERTIFICATES:

 A-1     Aaa/AAA      $   18,100,000       0.978%        30.000%(6)       TBD(3)          2.29       May 08 - Jan 12
 A-2A    Aaa/AAA      $  103,584,000       5.599%        30.000%(6)       TBD(3)          4.16       Jan 12 - Oct 12
 A-2B    Aaa/AAA      $  225,000,000      12.163%        30.000%(6)       TBD(3)          5.21       Jul 13 - Jul 13
 A-3     Aaa/AAA      $   77,953,000       4.214%        30.000%(6)       TBD(3)          6.26       Jun 14 - Nov 14
 A-SB    Aaa/AAA      $   74,332,000       4.018%        30.000%(6)       TBD(3)          7.12       Oct 12 - Apr 17
 A-4     Aaa/AAA      $  623,468,000      33.703%        30.000%(6)       TBD(3)          9.24       Apr 17 - Sep 17
 A-1A    Aaa/AAA      $  172,498,000       9.325%        30.000%(6)       TBD(3)          8.86       May 08 - Oct 17
 A-M     Aaa/AAA      $  160,348,000       8.668%        20.000%(7)       TBD(3)          9.38       Sep 17 - Oct 17
 A-MA    Aaa/AAA      $   24,643,000       1.332%        20.000%(7)       TBD(3)          9.46       Oct 17 - Oct 17
 A-J     Aaa/AAA      $  124,271,000       6.718%        12.250%(8)       TBD(3)          9.50       Oct 17 - Dec 17
 A-JA    Aaa/AAA      $   19,097,000       1.032%        12.250%(8)       TBD(3)          9.50       Oct 17 - Nov 17

NON-OFFERED CERTIFICATES(5):

  X      Aaa/AAA      $1,849,908,471(2)     NAP            NAP        Variable IO(3)      NAP              NAP
  B      Aa1/AA+      $   18,499,000       1.000%        11.250%          TBD(3)          9.63       Dec 17 - Dec 17
  C      Aa2/AA       $   18,499,000       1.000%        10.250%          TBD(3)          9.63       Dec 17 - Dec 17
  D      Aa3/AA-      $   18,499,000       1.000%         9.250%          TBD(3)          9.63       Dec 17 - Dec 17
  E       A1/A+       $    9,250,000       0.500%         8.750%          TBD(3)          9.63       Dec 17 - Dec 17
  F       A2/A        $   16,187,000       0.875%         7.875%          TBD(3)          9.63       Dec 17 - Dec 17
  G       A3/A-       $   18,499,000       1.000%         6.875%          TBD(3)          9.63       Dec 17 - Dec 17
  H     Baa1/BBB+     $   18,499,000       1.000%         5.875%          TBD(3)          9.63       Dec 17 - Dec 17
  J     Baa2/BBB      $   16,187,000       0.875%         5.000%          TBD(3)          9.63       Dec 17 - Dec 17
  K     Baa3/BBB-     $   18,499,000       1.000%         4.000%          TBD(3)          9.70       Dec 17 - Jan 18
  L      Ba1/BB+      $   11,562,000       0.625%         3.375%          TBD(3)          9.71       Jan 18 - Jan 18
  M      Ba2/BB       $    6,937,000       0.375%         3.000%          TBD(3)          9.71       Jan 18 - Jan 18
  N      Ba3/BB-      $    6,937,000       0.375%         2.625%          TBD(3)          9.71       Jan 18 - Jan 18
  O       B1/B+       $    6,937,000       0.375%         2.250%          TBD(3)          9.72       Jan 18 - Feb 18
  P       B2/B        $    6,937,000       0.375%         1.875%          TBD(3)          9.79       Feb 18 - Feb 18
  Q       B3/B-       $    4,625,000       0.250%         1.625%          TBD(3)          9.79       Feb 18 - Feb 18
  S       NR/NR       $   30,061,471       1.625%          NAP            TBD(3)          9.84       Feb 18 - Mar 18

(1)  Ratings shown are those of Moody's and S&P, respectively.

(2)  Notional amount. The Class X Certificates will not have a principal balance and their holders will not receive distributions of principal, but the holders will be entitled to receive payments of interest accrued on a total notional amount equal to the total principal balance of all other classes shown in table above outstanding from time to time.

(3)  To be determined. The pass-through rates for the respective classes shown in the table (other than the Class X Certificates) will equal any of (i) a fixed rate, (ii) the weighted average of the net mortgage rates on the mortgage loans, (iii) a rate equal to the lesser of a specified pass-through rate and the weighted average of the net mortgage rates on the mortgage loans or (iv) the weighted average of net mortgage rates on the mortgage loans minus a specified percentage. The Class X Certificates will have a rate generally equal to the weighted average of the net mortgage rates on the mortgage loans over the weighted average of the pass-through rates for all other classes shown in the table above.

(4)  Calculated based upon the assumption that the borrower will: a) not prepay the mortgage loan prior to the stated maturity except as described in clause (b), b) if applicable, pay the mortgage loan in full on any anticipated repayment date, c) make all payments in a timely fashion, and
     d) not receive a balloon extension. Also, based on the assumption that there is: x) no cleanup call, and y) no repurchase of any mortgage loan from the trust.

(5)  Not offered by this free writing prospectus. The Non-Offered Certificates also include the Class R and Y Certificates, which do not have principal balances or pass-through rates.

(6)  Presented on an aggregate basis for the class A-1, A-2A, A-2B, A-3, A-SB,
     A-4 and A-1A certificates.

(7)  Presented on an aggregate basis for the class A-M and A-MA certificates.

(8)  Presented on an aggregate basis for the class A-J and A-JA certificates.

(9)  For purposes of making distributions on the class A-l, A-2A, A-2B, A-3,
     A-SB, A-4, A-1A, A-M, A-MA, A-J and A-JA certificates, the pool of mortgage loans will be deemed to consist of two distinct loan groups, loan group no.
     1 and loan group no. 2. Loan group no. 1 will consist of 81 mortgage loans, representing approximately 88.3% of the initial mortgage pool balance and includes all mortgage loans other than the mortgage loans secured by multifamily properties. Loan group no. 2 will consist of 16 mortgage loans, representing approximately 11.7% of the initial mortgage pool balance and includes all of the mortgage loans that are secured by multifamily properties. Distributions on the class A-l, A-2A, A-2B, A-3, A-SB, A-4. A-M and A-J certificates will generally be based on payments from loan group
     no. 1 and distributions on the class A-1A , A-MA and A-JA certificates will generally be based on payments from loan group no. 2 as more particularly described in the free writing prospectus.

                                     Page 5

                            FREE WRITING PROSPECTUS
                                  CGCMT 2008-C7

                             STRUCTURE OVERVIEW(1)

                                            AGGREGATE CUT-OFF DATE     LOAN BALANCE                              REMAINING
                                               PRINCIPAL BALANCE    AT MATURITY / ARD                             TERM TO
                                                   ALLOCATED            ALLOCATED                               MATURITY /
CLASS(2)    LOAN / PROPERTY NAME                 TO EACH CLASS        TO EACH CLASS     STATE   PROPERTY TYPE  ARD (MONTHS)
---------------------------------------------------------------------------------------------------------------------------

CLASS A-1
CLASS A-1 TOTAL BALLOON PAYMENT                                        $         --
REMAINING CLASS A-1 AMORTIZATION                                       $ 18,100,000
                                                                       ------------
TOTAL CLASS A-1 Certificate Balance                                    $ 18,100,000
                                                                       ============
CLASS A-2A
            Wingate Inn - New York, NY            $ 18,724,942         $ 17,770,267       NY     Hospitality        45
            DLJ East Coast Portfolio              $ 51,400,000         $ 51,400,000    Various   Hospitality        51
            The Parkway                           $  6,917,000         $  6,682,670       TX       Retail           51
            Century Square Shopping Center        $ 20,215,122         $ 19,231,670       PA       Retail           54
CLASS A-2A TOTAL BALLOON PAYMENT                                       $ 95,084,607
REMAINING CLASS A-2A AMORTIZATION                                      $  8,499,393
                                                                       ------------
TOTAL CLASS A-2A CERTIFICATE BALANCE                                   $103,584,000
                                                                       ============
CLASS A-2B
            Scottsdale Fashion Square             $225,000,000         $225,000,000       AZ       Retail           63
CLASS A-2B TOTAL BALLOON PAYMENT                                       $225,000,000
REMAINING CLASS A-2B AMORTIZATION                                      $         --
                                                                       ------------
TOTAL CLASS A-2B CERTIFICATE BALANCE                                   $225,000,000
                                                                       ============
CLASS A-3
            Holiday Inn Express - Prince
            Frederick, MD                         $  5,351,580         $  4,897,319       MD     Hospitality        74
            Travelodge - Lancaster, PA            $  1,820,536         $  1,591,053       PA     Hospitality        74
            Mall St. Vincent                      $ 49,000,000         $ 49,000,000       LA        Retail          75
            Emergisoft Plaza                      $  7,760,000         $  7,760,000       TX        Office          75
            2810 North Parham Road                $ 12,726,000         $ 11,939,353       VA        Office          79
CLASS A-3 TOTAL BALLOON PAYMENT                                        $ 75,187,725
REMAINING CLASS A-3 AMORTIZATION                                       $  2,765,275
                                                                       ------------
TOTAL CLASS A-3 CERTIFICATE BALANCE                                    $ 77,953,000
                                                                       ============
CLASS A-SB
            Highpoint I & Coppell II              $ 15,750,000         $ 14,741,765       TX      Mixed Use        101
CLASS A-SB TOTAL BALLOON PAYMENT                                       $ 14,741,765
REMAINING CLASS A-SB AMORTIZATION                                      $ 59,590,235
                                                                       ------------
TOTAL CLASS A-SB CERTIFICATE BALANCE                                   $ 74,332,000
                                                                       ============

                                                       CUT-OFF
                                            REMAINING    DATE
                                            IO PERIOD    LTV    U/W NCF
CLASS(2)    LOAN / PROPERTY NAME             (MONTHS)   RATIO     DSCR
-----------------------------------------------------------------------

CLASS A-1
CLASS A-1 TOTAL BALLOON PAYMENT
REMAINING CLASS A-1 AMORTIZATION
TOTAL CLASS A-1 Certificate Balance
CLASS A-2A
            Wingate Inn - New York, NY           0      69.35%    2.05x
            DLJ East Coast Portfolio            51      79.44%    1.36x
            The Parkway                         15      76.86%    1.20x
            Century Square Shopping Center       0      67.38%    1.20x
CLASS A-2A TOTAL BALLOON PAYMENT
REMAINING CLASS A-2A AMORTIZATION
TOTAL CLASS A-2A CERTIFICATE BALANCE

CLASS A-2B
            Scottsdale Fashion Square           63      60.77%    1.48x
CLASS A-2B TOTAL BALLOON PAYMENT
REMAINING CLASS A-2B AMORTIZATION
TOTAL CLASS A-2B CERTIFICATE BALANCE

CLASS A-3
            Holiday Inn Express - Prince
            Frederick, MD                        0      73.94%    1.34x
            Travelodge - Lancaster, PA           0      73.94%    1.34x
            Mall St. Vincent                    75      79.03%    1.35x
            Emergisoft Plaza                    75      80.00%    1.20x
            2810 North Parham Road              31      75.75%    1.15x
CLASS A-3 TOTAL BALLOON PAYMENT
REMAINING CLASS A-3 AMORTIZATION
TOTAL CLASS A-3 CERTIFICATE BALANCE
CLASS A-SB
            Highpoint I & Coppell II            41      69.64%    1.34x
CLASS A-SB TOTAL BALLOON PAYMENT
REMAINING CLASS A-SB AMORTIZATION
TOTAL CLASS A-SB CERTIFICATE BALANCE

(1)  This table identifies Mortgage Loans with respective balloon payments due during the principal paydown window assuming 0% CPR and no losses for the indicated Class of Certificates.

(2)  Same Mortgage Loan may balloon during principal paydown for one or more
     Classes.

                                     Page 8